Exhibit 99.1

PINTEC to Acquire Jishengtai in Expanding Fully Digitized Securities Brokerage and Wealth Management Platform

BEIJING, April 12, 2021 (PRNewswire) — Pintec Technology Holdings Limited (Nasdaq: PT) (“PINTEC” or the “Company”), a leading independent technology platform enabling financial services in China, today announced that it has entered into an agreement to acquire all of the equity interest in Shenzhen Jishengtai Technology Co. Ltd (“JST”), a securities technology firm based in Shenzhen, China. JST internally designs and fully implements an end-to-end Broker Supplied System (BSS) for automatic order matching and execution of securities trading, which is the core backbone system of Riche Bright Securities Limited (“RB”), a Hong Kong securities brokerage firm that PINTEC recently acquired.

In connection with the acquisition, PINTEC agreed to issue certain non-voting ordinary shares (the “Consideration Shares”) to JST’s original shareholders as the consideration for the sale of JST’s equity interest. The Consideration Shares will consist of a fixed base of 38,098,200 shares and an additional maximum of 45,098,200 shares, which is subject to downward adjustment based on certain performance target on RB. The Consideration Shares will be issued in reliance upon an exemption or exclusion from the registration requirement under Section 5 of the Securities Act of 1933, as amended.

The transaction is subject to the completion of the requisite corporate and other approvals and customary closing conditions. There can be no assurance that the transaction will be consummated in a timely manner, at all.

The combined digital platform and system of JST and RB positions RB as a boutique brokerage by leveraging JST’s advanced new generation one-stop online securities system of various securities including stock, stock options, debt instruments, and trusts for trading, clearing, settlement, data information as well as providing trading system services and support for other small and medium sized brokerages. These services target corporate clients across numerous industry segments, institutional investors, and high net-worth individuals, who have demand for real-time precision trading of high volume and frequency, sensitivity to margin control and financial leverage, as well as stringent risk management.

Mr. Steven Sim, Chief Financial Officer of PINTEC, stated, “These acquisition of JST and RB will accelerate PINTEC’s plan in transforming our business by broadening our wealth management services to include fully digitized securities brokerage, which is more critical than ever in today’s environment as we see increasing appetite from corporate clients and investors for full service online securities platform. Over the years, PINTEC has always been data and technology driven, with primary focus on serving corporate and financial partners, which coincides with the success factors at JCT/RB as they service corporate clients via their proprietary online securities trading execution. This cloud-based technology platform is capable of highly automated and highly secure infrastructure that drives all of the end-to-end electronic broker-dealer trading related function, which is a key attraction for us. We are confident that the combined strengths of our innovative digital platform of complementary services, continuity of B2B2C business model, and talented technical teams, will expand our wealth management offerings, deepen client relations, generate additional data and traffic, enhance our overall earnings power while further diversify revenue sources. From a financial perspective, we expect the acquisition of JST and RB to be neutral to accretive to PINTEC’s non-GAAP earnings per share in the first full fiscal year after the transaction closes.”

About PINTEC

PINTEC is a leading independent technology platform enabling financial services in China. By connecting business and financial partners on its open platform, PINTEC enables them to provide financial services to end users efficiently and effectively. The Company offers its partners a full suite of customized solutions, ranging from digital retail lending, digital business lending, robotic process automation, to wealth management and insurance products. Leveraging its scalable and reliable technology infrastructure, PINTEC serves a wide range of industry verticals covering online travel, e-commerce, telecommunications, online education, SaaS platforms, financial technology, internet search, and online classifieds and listings, as well as various types of financial partners including banks, brokers, insurance companies, investment funds and trusts, consumer finance companies and other similar institutions. For more information, please visit ir.pintec.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions, and include, without limitation, quotations from management and the Company’s strategic and operational plans. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but not limited to, the Company’s limited operating history, regulatory uncertainties relating to online consumer finance in China, the Company’s reliance on Jimu Group for a significant portion of its funding and the need to further diversify its financial partners, the Company’s reliance on a limited number of business partners, the impact of current or future PRC laws or regulations on wealth management financial products, publicity regarding the consumer finance industry and the evolving regulatory environment governing this industry in China, and the Company’s ability to meet the standards necessary to maintain the listing of its ADSs on the Nasdaq Global Market, including its ability to cure any non-compliance with Nasdaq’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

SOURCE Pintec Technology Holdings Limited

For further information: Joyce Tang, Pintec Technology Holdings Ltd., E-mail: ir@pintec.com, +86 (10) 8564-3600